UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

XZERES Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

984189 100
(CUSIP Number)

Paul DeBruce
411 Nichols Road, Suite 217
Kansas City, MO 64112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paul DeBruce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [__] (b) [__]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [__]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,324,159*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,324,159*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,324,159*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%**
14	TYPE OF REPORTING PERSON (See Instructions) IN
*
As more fully described in Item 5 below, the number of shares reported includes 6,879,715 shares of Common Stock that may be issued upon the exercise of warrants issued by the Issuer to the Reporting Person.  In each case, the indicated voting and dispositive power with respect to the shares reported is premised on the assumption of all shares actually being issued upon the exercise of such warrants.

**
The percentage reported in row (13) is calculated based upon 43,366,913 shares of Common Stock of XZERES Corp. issued and outstanding on June 10, 2014 (as reflected in its Annual Report on Form 10-K for the fiscal year ended February 28, 2014).

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates the Schedule 13D filed on January 31, 2014 (the "Prior Filing") and relates to the common stock, $0.001 par value ("Common Stock"), of XZERES Corp., a Nevada corporation (the "Issuer").  The address of the Issuer's principal executive offices is 9025 SW Hillman Court, Suite 3126, Wilsonville, OR 97070.

Item 2. Identity and Background

This Amendment is being filed by the reporting person, Paul DeBruce.

(a)          Paul DeBruce

(b)         The business address of Mr. DeBruce is 411 Nichols Road, Suite 217, Kansas City, MO 64112.

(c)          Mr. DeBruce is a private investor.

(d)-(e)    During the last five years, Mr. DeBruce (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. DeBruce is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The $2,000,000 purchase price for the Units referred to in item 4 below as well as the $842,748 loan participation referred to in item 4 below each was paid out of Mr. DeBruce's personal funds.  No part of the funds used in making such purchase and in providing such loan participation were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.  See item 4 below.

Item 4. Purpose of Transaction

On December 16, 2013, Mr. DeBruce purchased Units from the Issuer for an aggregate purchase price of $2,000,000.  Each Unit was comprised of one share of Common Stock and a warrant exercisable for the purchase of one-half of a share of Common Stock upon payment of the exercise price of $0.385 per whole share.  The purchase of the Units resulted in Mr. DeBruce acquiring a total of 4,444,444 shares of Common Stock and warrants exercisable for an additional 2,222,222 shares of Common Stock.  The purchase price for the Units was paid by Mr. DeBruce in cash out of his personal funds, and no part of the funds used in purchasing the Units were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Subsequent to the Prior Filing, on April 23, 2014, the Issuer issued warrants to Mr. DeBruce that are immediately exercisable for a total of 969,160 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until April 23, 2018 and were issued to Mr. DeBruce in consideration for his $842,748 participation in loans provided to the Issuer.  The provision of his loan participation was paid by Mr. DeBruce in cash out of his personal funds, and no part of the funds used in providing for his loan participation were represented by funds or other consideration that was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Depending on market conditions and other factors that Mr. DeBruce may deem material to his investment decisions, Mr. DeBruce may purchase additional shares of Common Stock or other securities in the open market, in privately negotiated transactions, or pursuant to the exercise of warrants or other rights granted to him.  Depending on these same factors, Mr. DeBruce may sell all or a portion of his shares of Common Stock or other securities on the open market in privately negotiated transactions.

Except as set forth in this Amendment, Mr. DeBruce has no plans or proposals which relate to or which would result in the occurrence of:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer's business or corporate structure;

(g)          Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those enumerated above.

The possible activities of Mr. DeBruce are subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a)           Paul DeBruce may be deemed the beneficial owner of 11,324,159 shares of Common Stock, including 6,879,715 shares of Common Stock that may be issued upon the exercise of warrants issued by the Issuer to him.  Based on 43,366,913 shares of Common Stock of XZERES Corp. issued and outstanding on June 10, 2014 (as reflected in its Annual Report on Form 10-K for the fiscal year ended February 28, 2014), Mr. DeBruce may be deemed the beneficial owner of 22.5% of the outstanding shares of Common Stock.

(b)           Number of shares of Common Stock over which Paul DeBruce has

(i)           sole power to vote or direct the vote:  11,324,159

(ii)          shared power to vote or direct the vote:  0

(iii)         sole power to dispose or direct the disposition of:  11,324,159

(iv)         shared power to dispose or direct the disposition of:  0

The indicated voting and dispositive power with respect to shares of Common Stock is premised on the assumption of all 6,879,715 shares of Common Stock actually being issued upon the exercise of the warrants issued by the Issuer to Mr. DeBruce.

(c)           Except as set forth in this Amendment, Paul DeBruce has not effected, or been a party to, any transaction in the Issuer's Common Stock during the 60 days preceding the date of this Amendment.

(d)           No person, other than Paul DeBruce, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Amendment.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Amendment, Paul DeBruce has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated March 29, 2013 that is immediately exercisable for a total of 1,730,769 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until March 29, 2017.

The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated March 29, 2013 that is immediately exercisable for a total of 769,231 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until March 29, 2017.

The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated July 31, 2013 that is immediately exercisable for a total of 690,000 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until July 31, 2017.

The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated October 1, 2013 that is immediately exercisable for a total of 498,333 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until October 1, 2017.

On December 16, 2013, Mr. DeBruce purchased Units from the Issuer for an aggregate purchase price of $2,000,000 pursuant to a Subscription Agreement dated as of December 12, 2013 between the Issuer and Mr. DeBruce.  Each Unit was comprised of one share of Common Stock and a warrant exercisable for the purchase of one-half of a share of Common Stock.  The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated December 16, 2013 that is immediately exercisable for a total of 2,222,222 shares of Common Stock upon payment of the exercise price of $0.385 per share.  These warrants are exercisable until December 16, 2016.

The Issuer issued to Mr. DeBruce a Warrant to Purchase Shares of Common Stock dated April 23, 2014 that is immediately exercisable for a total of 969,160 shares of Common Stock upon payment of the exercise price of $0.35 per share.  These warrants are exercisable until April 23, 2018.

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2014

/s/ Paul DeBruce
PAUL DeBRUCE